

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mailstop 3561

January 22, 2010

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

      Re: Marley Coffee Inc.
             Amendment No. 1 to
             Form 10-K for fiscal year ended January 31, 2009
             Filed November 16, 2009
             File No. 000-52161

Dear Mr. Whittle:

      We issued comments to you on the above captioned filing on November 20, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 5, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 5, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact John Dana Brown at (202) 551-3859 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: Shane Whittle
        Fax: (888) 711-9873